Exhibit 4.20

English Language Summary of the Purchase and Sale Agreement Between Alesat Combustíveis S.A. and Ipiranga Produtos de Petróleo S.A. dated June 12, 2016

On June 12, 2016, Ultrapar Participações S.A. (“Ultrapar”) and its wholly owned subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga” or the “Purchaser”) executed the purchase and sale agreement of equity interests and other covenants (the “SPA”) for the acquisition, direct and indirectly, of 100.0% of the equity interests in Alesat Combustíveis S.A. (“Alesat”), as well as the assets comprising its operation (“Acquisition”).

The SPA was executed by, as sellers, ASM Participações Societárias S.A., DBVA SAT Holdings (Canada), LLC, DBVA SAT Holdings (Delaware), LLC, Marcelo Henrique Ribeiro Alecrim, Flávia do Carmo de Mello Alecrim, Jair de Andrade Alecrim Neto, Ciro da Fonseca Ferreira, Edna de Fátima Alecrim Ferreira, Jucelino Oliveira de Sousa and J&A Participações e Consultoria Ltda. (collectively, the “Sellers”) and, also, as intervening parties, DBVA SAT Holdings Administração e Participações Ltda. (“DBVA”), SAT Participações S.A. (“SAT PAR”), SAT Holdings S.A. (“SAT Holding”), TAS Participações S.A. (“TAS” and, together with DBVA, SAT PAR, SAT Holding, the “Holdings”) and Alesat, and its subsidiaries, Ale Combustíveis S.A. (the “Subsidiary”), Alecred Promotora de Negócios de Crédito Ltda. (“Promotora”) and Alesat Comercial Importações e Exportações Ltda. (“Importer” and, together with Alesat, the Subsidiary and the Sales Promoter, the “Operating Companies”), the Operating Companies together with the Holdings, as the “Acquired Companies”.

Purchase Price

The purchase price to be paid for the Acquisition is R$2,168 million, which is comprised of:

-	Base Price: R$2,112 million, subject to adjustments based on working capital and net debt amounts of the Acquired Companies as of the closing date of the transaction (the “Base Price”);

-	Non-competition Obligation for shareholder Marcelo Henrique Ribeiro Alecrim for a period of one (1) year in addition to the 3-year term set forth for certain other sellers: R$8 million; and

-	Acquisition of the logistics facilities of Betim and Duque de Caxias, owned by ASM Participações S.A. and Ale Postos de Serviços Ltda.: R$48 million, comprised of R$28.8 million for the logistics facility of Betim and R$19.2 million for the logistics facility of Duque de Caxias.

On the closing date, the Sellers shall receive the Base Price mentioned above in Brazilian reais, as deducted by (i) R$300 million to be held in escrow; and (ii) an amount corresponding to 15% of the Base Price for net debt and working capital adjustments as of the closing date.

Representations and Warranties

The main representations and warranties provided by the Sellers, among other usual to transactions of similar nature of the Acquisition, are (i) the organization (pursuant the terms of the respective jurisdictions), capacity, legitimacy and authorizations required to execute and perform the SPA and to comply with the terms, validity and enforcement, absence of breach and consents required for the performance of the SPA; (ii) the inexistence of any act, fact, event or demand that may cause any material adverse effect in relation to any of the Acquired Companies and/or to the Sellers; (iii) the proper conduct of the business; (iv) the compliance and adequacy of the financial statements, title and absence of lien over the assets, compliance, validity and enforceability of the agreements of the Holdings and of the Acquired Companies; (v) compliance and adequacy of the corporate, tax, social security, accounting books and records as well as other ancillary records, supporting documentation, and other records of the Holdings and of the Acquired Companies; (vi) compliance with labor, tax, competition/antitrust, environmental and anticorruption obligations; (vii) compliance and good standing of the licenses and authorizations to conduct the business of the Acquired Companies, including the environmental licenses; (viii) the proper formalization of and compliance with agreements executed; (ix) the absence of liquidation or bankruptcy of the Holdings and of the Acquired Companies; and (x) the maintenance and adequacy of coverage of insurances and performance of the obligations referring to the insurance policies.

Indemnification

The Sellers shall indemnify Ipiranga, the Acquired Companies, and their respective affiliates, management, employees and agents, and, further, each one of their successors, from and against any other loss, obligation, penalty, fine, impairment, damage, cost and expense borne, incurred or disbursed by any one of them, as result of: (a) any falsehood, error, inaccuracy, incompleteness or violation of any of the representations and warranties made by the Sellers or by the Acquired Companies to Ipiranga in the SPA; (b) any action or omission of any of the Sellers that results in a breach of the SPA or in a default, noncompliance, defective, untimely or partial compliance of any obligation of responsibility of the Sellers or of the Acquired Companies; (c) any acts or facts of any nature that occur prior to and up until the closing date of the Acquisition, even if the consequences thereof are only subsequently verified, whether or not disclosed; and (d) any obligations, liabilities, responsibilities or contingencies of acts, facts, events or omissions of any nature related to the Sellers and/or companies of their respective business group (excluding acts, facts, events or omissions by the Acquired Companies occurred after the closing date) that occurred at any time before or after the closing date that are charged directly to Ipiranga or its indemnified parties due to succession or under the theory that, because of the Acquisition, such parties are or were members of the same economic group of the other companies of the respective Seller’s economic group.

Certain limitations of time and value shall also apply to the indemnity obligations. In addition, except for an event of willful misconduct, fraud or bad-faith, the parties waived the right to claim or demand any indirect damage, loss of profit, loss of opportunity, mental distress or punitive damages through direct claims from one party against the other.

Termination

The SPA sets forth certain termination events including: (i) by Ipiranga, in the event of a material adverse change in the business or financial condition of the Acquired Companies or if all representations and warranties given by the Sellers and the Acquired Companies under the SPA are either not confirmed or confirmed to not be true and correct on the closing date, and (ii) by the Sellers, in the event Ipiranga and Ultrapar fail to comply with the payment of the Purchase Price at the closing date through no fault of the Sellers, the Acquired Companies and/or their respective managers. Depending on the nature and cause of the termination, certain penalties may apply to the terminating party or parties.

Closing

At the closing date, the parties agree to transfer the shares in exchange for the purchase price as described above in further details under “Purchase Price”.

Conditions Precedent for Closing

The SPA sets forth the terms and conditions for the Acquisition, which is subject to certain customary conditions precedent for this type of transaction, including (i) the approval of the Acquisition by the Brazilian Antitrust Authority—CADE; (ii) the approval of the Acquisition by the extraordinary general shareholders’ meeting of shareholders of Ultrapar, according to article 256 of Brazilian Corporate Law; (iii) confirmation that no law, regulation or order prevents the consummation of the Acquisition as provided for in the SPA; (iv) confirmation that the representations and warranties provided by the parties at the SPA are true, accurate and complete, and shall remain so satisfied until completion of the closing; and (v) the absence of material adverse effect on the Acquired Companies, taken individually or as a whole.

Final Provisions

Any dispute or controversy arising out of or relating in any way to the SPA, or in connection therewith, shall be determined by final and binding arbitration in accordance with Brazilian law, pursuant to the Rules of the Brasil-Canada Chamber of Commerce and with the arbitration to be held in São Paulo, SP, Brazil.